Exhibit 99.1

Qudian Inc. to Adjust APR of Credit Services on the Alipay Consumer Interface

BEIJING, Nov. 24, 2017 /PRNewswire/ – Qudian Inc. (“Qudian” or the “Company”) (NYSE:QD), a leading provider of online small consumer credit products in China, today announced that it has been informed by Ant Financial that for all transactions effective from November 30, 2017 on the Alipay consumer interface, an effective annualized rate of 24%, covering all interest, fees and charges, will be the maximum rate allowed for credit services for all third-party service providers. This includes transactions for Qudian Inc. on leads generated from Alipay’s dedicated channel for third-party service providers (the “Third-Party Channel”) as well as leads generated from Alipay’s public service window (the “Public Service Window”).

The Company supports this policy change as it promotes a healthy environment for credit services offered in China and is committed to complying with this policy by November 30, 2017. For transactions made through the Company’s mobile applications, the Company will continue to charge a total fee on credit services that translates into an effective annualized rate of 36% or less, in accordance with current PRC laws and regulations on lending activities.

In the third quarter of 2017, a majority of total credit drawdowns were made through the Third-Party Channel or the Public Service Window. The Company has recently begun to implement measures to promote the use of its mobile applications, and has observed an increase in transactions carried out under these mobile applications, where it has the flexibility to price credit services at an annualized rate of up to 36%. The Company’s mobile applications now rank among the top downloaded application under the finance category for major app stores in China. The Company is committed to continuing to implement new strategies to grow its business, evolve to meet market demand and respond to industry developments.

The Company will continue to commit to industry leading best practices in service fees charged, collection and user experience while at the same time embracing changes in the regulatory environment. The Company expects that these best practices will continue to strengthen Qudian’s brand throughout China’s underserved users and attract them to the Company’s platform.

About Qudian Inc.

Qudian is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending, but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian’s data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian’s business and offerings.

For more information, please visit ir.qudian.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

In China:

Investor Relations

Sissi Zhu

Director of Capital Markets

Tel: +86 (10) 5948-5220

E-mail: ir@qudian.com

Media

Binbin Yang

VP, Public Relations

E-mail: pr@qudian.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

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